August 31, 2018

Allan L. Waters
Chairman of the Board and Chief Executive Officer
Sirius International Insurance Group, Ltd.
14 Wesley Street
Hamilton HM 11
Bermuda

       Re: Sirius International Insurance Group, Ltd.
           Registration Statement on Form S-4
           Filed August 6, 2018
           File No. 333-226620

Dear Mr. Waters:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on August 6, 2018

Cover page

1. Please revise to disclose the maximum number of shares that may be issued in the merger. Refer to Item 501(b)(2) of Regulation S-K. In this regard, we note the number of shares being registered, described as the maximum number of shares to be issued in the merger in footnote (2) to the fee table, exceeds the number of shares disclosed in the fifth paragraph.
2. We note your disclosure that the preliminary estimated Exchange Ratio would be equal to
       0.594 shares of Sirius Group common stock. Please expand your disclosure to provide the
 Allan L. Waters
FirstName LastNameAllan L. Group, Ltd.
Sirius International Insurance Waters
Comapany NameSirius International Insurance Group, Ltd.
August 31, 2018
August 31, 2018 Page 2
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FirstName LastName
         approximate value of the aggregate merger consideration. Additionally, please expand your disclosure to state that there is no maximum redemption threshold under Easterly's charter, and provide an illustrated example of the impact of the maximum number of shares being redeemed on the amount in the Trust Account that would be available to the combined company, and the ownership percentage of the combined company held by
         Easterly common stockholders.
3. We note your disclosure that, at the request of Sirius Group, Easterly will commence a tender offer pursuant to which it will offer to purchase Easterly public warrants. Please expand your disclosure to include the risk that such tender offer would reduce the amount in the Trust Account and disclose the potential impact on the combined company.
4. We note your disclosure that Sirius Group intends to apply to list the Sirius Group common shares and converted warrants on the Nasdaq Stock Market. Please expand your disclosure to state that approval of such listing is a condition to the merger agreement, and, if true, that such condition may be waived by Easterly.
5. Please expand your disclosure to state that Easterly has not obtained an opinion from an independent financial advisor as to the fairness from a financial point of view of the merger consideration, as discussed on page 74. Additionally, please limit your prospectus cover page to one page and consider moving the discussion of the Sponsor Letter to another section. Refer to Item 501(b) of Regulation S-K.
6. Please expand your disclosure to provide the anticipated ownership percentage of CM
         Bermuda Ltd. upon completion of the merger and state that CM Bermuda Ltd. is expected to continue to control the combined company, as discussed on page 65. Questions and Answers about the Merger, the Special Meeting and Related Matters How will the Merger impact the Sirius Group shares issued and outstanding after the Merger?, page 9

7.       Where you discuss your redemption agreements whereby you will partially redeem
         common shares owned by CM Bermuda Ltd. and redeem all of your issued
and
         outstanding Series A preference shares, please expand your disclosure to include the amounts to be paid by Sirius Group, including the earn outs payable in cash referenced on page 100.
What happens to the funds held in the Trust Account upon consummation of the Merger?, page
13

8. We note your disclosure that funds in the Trust Account will become available to the combined company for general corporate purposes. Please revise your disclosure to specify the intended uses for these funds. Please provide similar disclosure in the risk factor on page 69.
 Allan L. Waters
FirstName LastNameAllan L. Group, Ltd.
Sirius International Insurance Waters
Comapany NameSirius International Insurance Group, Ltd.
August 31, 2018
August 31, 2018 Page 3
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FirstName LastName
What are the U.S. federal income tax consequences as a result of the Merger?, page 15

9. Please revise your discussion to provide a firm conclusion regarding the material federal income tax consequences of the merger and file a tax opinion as required by Item
         601(b)(8) of Regulation S-K. For guidance, please refer to Part III.C.3 of Staff Legal
         Bulletin No. 19 (October 14, 2011), available on the Commission's website.
Proposals to be considered by Easterly Stockholders
Proposal 1 - the Merger Proposal
Background of the Merger, page 100

10. Please expand your disclosure to identify the servicer of a sub-prime credit card lender and real estate services company with whom you conducted negotiations, or tell us why you do not believe such disclosure is required. In this regard, please tell us whether the
         "detailed discussions" and negotiations resulted in any bids and if so, how the bids compared to the transaction you are recommending to shareholders.
11. Please revise to disclose the members of both Sirius and Easterly management who participated in meetings on June 2, 2018 and June 6, 2018.
12. We note your disclosure on pages 102 to 103 regarding various discussions with Easterly regarding the transaction terms. Please expand your disclosure to include the material developments in such discussions with respect to the ownership of the combined company.
13. We note your statement on page 102 that on May 31, 2018, Easterly and JH Capital terminated the definitive agreement for a business combination by mutual agreement.
         Please expand your disclosure to explain the reasons for terminating the agreement.
Information about Sirius Group
Investments, page 100

14. We note your statement that your Investment Policy provides a cohesive framework to mitigate risk. Please revise your discussion to describe your Investment Policy in terms of the objective features from which this conclusion is drawn.
Unaudited Pro forma Condensed Combined Financial Information
Proforma Condensed Combined Balance Sheet as of March 31, 2018, page 127

15. Tell us why adjustment (7) is for an amount of zero. Clarify how you determined the issuance of these shares would not have any impact on equity. Employment Arrangements, page 281

16.      Please file your employment agreements with Mr.Waters and Ms. Cramer
Manhem as
         exhibits to the registration statement.
 Allan L. Waters
FirstName LastNameAllan L. Group, Ltd.
Sirius International Insurance Waters
Comapany NameSirius International Insurance Group, Ltd.
August 31, 2018
August 31, 2018 Page 4
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FirstName LastName
Sirius International Insurance Group, Ltd.
Interim Financial Statements
Note 7. Investment securities, page F-20

17. You disclose on page F-25 that you consider "sub-prime mortgage-backed securities as those that have underlying loan pools that exhibit weak credit characteristics, or those that are issued from dedicated sub-prime shelves or dedicated second-lien shelf registrations."
         You also disclose that you consider "sub-prime mortgage-backed securities as those that have underlying loan pools that exhibit weak credit characteristics, or those that are issued from dedicated sub-prime shelves or dedicated second-lien shelf registrations." You also categorize "mortgage-backed securities as 'non-prime" (also called 'Alt A' or 'A ') if they are backed by collateral that has overall credit quality between prime and sub-prime based on Sirius Group's review of the characteristics of their underlying mortgage loan pools, such as credit scores and financial ratios." Revise Note 7 here as well as Note 8 of your annual financial statements on page F-113 to separately quantify the amount of asset backed securities held that you consider to be sub-prime, nonprime, and Alt-A respectively. Clearly disclose how these ratings relate or differ from the credit ratings derived from S&P and Moody's in your table on page F-25. Clarify how each respective rating system is used in your management of the portfolio.
Sirius International Insurance Group, Ltd.
Annual Financial Statements
Consolidated Statements of Cash Flows, page F-61

18. Please revise your statements of cash flows here and on page F-7 to reconcile net income
         (rather than net income attributable to common shareholder as you have done here) to net cash (used for) provided from operations. Refer to ASC 230-10-45-28 through 32.
Notes to Consolidated Financial Statements
Note 5. Reserves for unpaid losses and loss adjustment expenses, page F-88

19. Tell us and revise to clarify how you reflected the loss reserves related to your various acquisitions in your ten year short duration tables.
20. The table on page F-93 shows that the unpaid loss and loss adjustment expenses (LAE)
         related to your "Runoff & Other" line of business were $505 million or 32% of your total unpaid loss and LAE of $1,578.8 million. Please address the following:
           Tell us the respective amount of Runoff loss and LAE versus Other loss and LAE as of the balance sheet dates presented.
           Tell us the nature of the amounts reported as Other.
           Tell us how you determined that the characteristics of the Other lines met the criteria in ASC 944-40 for aggregation with the Other lines presented in that table. As part of your response, tell us how you determined that the characteristics of the Runoff line of business were not significantly different from the characteristics of Other lines of
 Allan L. Waters
Sirius International Insurance Group, Ltd.
August 31, 2018
Page 5
          business. Refer to ASC 944-40-50-4H and 55-9A through 9C.
Note 11. Debt and standby letters of credit facilities, page F-129

21. Please disclose the circumstances under which the 2017 SEK Subordinated Notes may be called.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameAllan L. Waters
                                                        Division of Corporation
Finance
Comapany NameSirius International Insurance Group, Ltd.
                                                        Office of Healthcare &
Insurance
August 31, 2018 Page 5
cc:       Lindsey A. Smith
FirstName LastName